SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

COMMISSION FILE NUMBER 001-36017

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

Control4 Corporation 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Control4 Corporation

11734 South Election Road

Draper, Utah 84020

CONTROL4 CORPORATION

401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants

Control4 Corporation 401(k) Profit Sharing Plan

Draper, Utah

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Control4 Corporation 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of Schedule H, line 4a — Schedule of Delinquent Participant Contributions and Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WSRP, LLC

We have served as the Plan’s auditor since 2018.

Salt Lake City, Utah

June 28, 2019

CONTROL4 CORPORATION

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
Assets
Investments at fair value
Collective investment trusts	$10,360,210	$9,340,935
Registered investment companies	4,672,344	3,413,652
Employer securities	1,735,242	1,586,674
Total investments at fair value	16,767,796	14,341,261

Guaranteed investment contract at contract value	640,840	415,815

Receivables
Employer contribution receivable	11,265	—
Notes receivable from participants	125,172	132,956
Total receivables	136,437	132,956

Total assets	17,545,073	14,890,032

Net assets available for benefits	$17,545,073	$14,890,032

See notes to the financial statements.

CONTROL4 CORPORATION

401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2018
Additions
Investment income (loss):
Interest and dividends	$90,722
Net depreciation in fair value of investments	(2,231,019)
Total investment income (loss)	(2,140,297)

Interest income from notes receivable from participants	7,904

Contributions:
Participant	3,550,504
Employer	1,543,301
Rollover	615,510
Total contributions	5,709,315
Total additions	3,576,922

Deductions
Benefits paid to participants	825,584
Administrative expenses	96,297
Total deductions	921,881

Net increase in net assets available for benefits	2,655,041
Net assets available for benefits, beginning of year	14,890,032
Net assets available for benefits, end of year	$17,545,073

See notes to the financial statements.

CONTROL4 CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

The following description of the Control4 Corporation 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, which commenced on January 1, 2004, is a defined contribution plan covering all eligible employees of Control4 Corporation (the “Company” or “Plan sponsor”), as defined in the Plan document. Employees are eligible to participate in the Plan on the first of the month following their hire date and reaching 18 years of age. The Plan is designed to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”) as amended and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Investment Committee is responsible for oversight of the Plan and determines the appropriateness of the Plan’s investment offerings and monitors investment performance. The Investment Committee has retained an advisor as the Plan’s 3(38) Fiduciary Investment Manager.

The Plan has arranged for Delaware Charter Guarantee and Trust Company, d/b/a Principal Trust Company (“Principal” or “Trustee”) to serve as trustee, and Principal Life Insurance Company to provide record keeping services for the Plan.

The Plan was amended effective January 1, 2017 to a Qualified Automatic Contribution Arrangement (“QACA”) Safe Harbor plan. The amended volume submitter plan received an opinion letter from the IRS on August 8, 2014 and includes an automatic enrollment feature in which all eligible employees are automatically enrolled in the Plan with an elective deferral rate of 6%. Upon initial adoption of this amendment all eligible participants with a deferral percentage of less than 6% who did not opt-out or change their deferral percentage were automatically enrolled.

Contributions

Participants may elect to contribute up to 100% of their annual eligible earnings on a pre-tax basis, subject to the maximum amount allowable by the Internal Revenue Service (“IRS”). Participants may also make Roth contributions on a post-tax basis.

Employer Contributions

The Plan was amended effective January 1, 2017 allowing for employer matching contributions to be made to participant accounts. Matching contributions are based on 100% of salary deferral contributions up to 1% of pay, plus 50% of salary deferral contributions from 2% to 6% of pay for the plan year. Employer QACA matching contributions will be 100% vested. The Company determined employer QACA matching contributions will be made using shares of the Company’s common stock, which is publicly traded, and has disclosed this matching contribution policy in our filings with the Securities and Exchange Commission.

The Plan sponsor may also make other discretionary and qualified non-elective contributions.

Plan Termination

The Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their discretionary employer matching contributions or other discretionary employer contributions.

CONTROL4 CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer QACA matching contributions, other discretionary contributions (if any), and the Plan’s earnings and losses, which include administrative expenses. Allocations are based on participants’ earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions, earnings thereon, rollover contributions, employer matching contributions and qualified non-elective contributions. Participants vest in the discretionary employer contributions and other employer discretionary contributions as follows:

Years of Eligibility	Vested Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

Participants also become 100% vested when the participant reaches normal retirement age (65), incurs a disability as defined by the Plan, or upon death.

Investment Options

Upon enrollment in the Plan, a participant may direct their contributions in any of the investments listed in the accompanying supplemental schedule of assets. Unless limited by restrictions imposed by individual investment options and subject to redemption fees, participants may change their investment options on a daily basis limited to certain fund restrictions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding the portion of their account attributable to employer contributions. Loan maturities range from 1 year up to 6 years. The notes are secured by the balance in the participant’s account and bear interest at the prevailing market rate. Interest rates ranged from 5.25% to 7.50% on outstanding notes receivable as of December 31, 2018. Principal and interest are paid ratably through semi-monthly or bi-weekly payroll deductions. Notes receivable from participants are deemed to be in default after 90 days of delinquency.

Payment of Benefits

Participants may receive the vested interest of their Plan account through a distribution of benefits upon retirement, death, termination of employment, or a qualifying hardship. Benefit payments are made in a lump sum distribution, installment payments or rollover contributions to another plan. Participants who terminate with a vested balance of less than $5,000 may receive an automatic distribution of their balance; account balances of less than $1,000 may be distributed as a lump sum and balances greater than this amount, but less than $5,000 may be rolled over into an individual retirement account.

CONTROL4 CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the fully benefit-responsive investment contract which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged to the participant’s account as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Unit Values

Individual participant accounts for the collective investment trusts and guaranteed investment contract are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds but do have an interest therein represented by units that are valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits. Fees related to participant requested services and the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

CONTROL4 CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (continued)

Subsequent Events

The Plan has evaluated subsequent events through June 28, 2019, which is the date the financial statements were available to be issued. No subsequent events were noted during the evaluation that require recognition or disclosure in these financial statements besides those disclosed in Note 10.

Note 3 — Fair Value Measurements

The Plan’s financial assets that are measured at fair value on a recurring basis consist of Collective Investment Trusts, funds held at Registered Investment Companies and Employer Securities. The following three levels of inputs are used to measure the fair value of financial instruments:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs are used when little or no market data is available.

The fair values for all of the Plan’s assets are based on quoted prices in active markets or observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2018 and 2017.

Collective Investment Trusts

Valued at the Net Asset Value (“NAV”) of units of the collective investment trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the account less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective investment trust, the investment advisor reserves the right to temporarily delay withdrawal from the account in order to ensure that securities liquidations will be carried out in an orderly business manner.

Registered Investment Companies

Valued at the daily closing price as reported by the registered investment companies. These funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. These funds held by the Plan are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Employer Securities

Employer securities represent common stock of Control4 Corporation which has been contributed to the Plan as an employer contribution. The value of employer securities is determined by multiplying the number of common shares held by the Plan by the close price of the security as quoted by a reliable market exchange.

CONTROL4 CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 — Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018 and 2017:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Registered investment companies	$4,672,344	$—	$—	$4,672,344
Employer securities	1,735,242	—	—	1,735,242
Total investments in the fair value hierarchy	$6,407,586	$—	$—	6,407,586

Investments measured at NAV*				10,360,210
Total investments at fair value				$16,767,796

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Registered investment companies	$3,413,652	$—	$—	$3,413,652
Employer securities	1,586,674	—	—	1,586,674
Total investments in the fair value hierarchy	$5,000,326	$—	$—	5,000,326

Investments measured at NAV*				9,340,935
Total investments at fair value				$14,341,261

* The fair value of the investments in collective investment trusts has been estimated using the NAV of the investments and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to line items presented in the statements of net assets available for benefits. The collective investment trusts listed in the above tables are redeemed on a daily basis and do not have any redemption restrictions. Additionally, there are no unfunded commitments.

Note 4 — Guaranteed Investment Contract with Insurance Company

The Plan invests in a fully benefit-responsive guaranteed investment contract with Principal, which is reported at contract value. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. In the event of contract termination, the Plan would incur a 5% surrender charge.

CONTROL4 CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 — Guaranteed Investment Contract with Insurance Company (continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer but may not be less than zero percent. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendment to the Plan document (including complete or partial termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with Plan participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Note 5 — Related Parties

Employer contributions to the Plan are made in common stock of the Company. The employer contributions are calculated in dollars then converted to an equivalent number of common shares. During the year ended December 31, 2018, employer contributions made in common shares of the Company totaled $1,543,301. Participants may sell the common shares received as employer contributions at their discretion subject to certain insider trading policies of the Company.

Certain investments of the Plan are managed by Principal. Principal is the Plan’s trustee, and therefore, these transactions are considered exempt party-in-interest transactions. Administrative expenses paid to the Trustee qualify as party-in-interest transactions and totaled $96,297 for the year ended December 31, 2018.

Note 6 — Tax Status

The Internal Revenue Service (“IRS”) has determined that the prototype 401(k) profit sharing plan is designed in accordance with applicable sections of the Code and informed the Trustee of such in a letter dated March 31, 2014. The Plan Investment Committee has adopted the prototype plan and believes that the Plan is currently being operated in compliance with the applicable requirements of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7 — Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

CONTROL4 CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 8 — Non-Exempt Transactions

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the Plan sponsor’s general assets.

In February 2017, the Company failed to remit certain employee contributions to the Plan in the total amount of $557 as detailed in Schedule H, Line 4(a). Interest was remitted to the Plan in May 2018 with regards to these contributions in the amount of $29.

An allocation error of the Plan’s 2018 fourth quarter employer matching contributions resulted in an employer matching contribution receivable as of December 31, 2018 of $11,265. See Note 10.

This transaction, although originating from minor procedural oversights, are deemed prohibited transactions in accordance with ERISA and the IRC and were subsequently rectified by the Plan promptly upon discovery.

Note 9 — Voluntary Correction Program

For the years ended December 31, 2017, 2016, 2015, and 2014, Plan management determined that the Plan’s operational procedures excluded stock-based compensation wages from eligible wages for employee deferrals. The Plan document includes this compensation type in the definition of wages that are eligible for employee deferrals pursuant to the Plan. As a result, the operation of the Plan was not in compliance with the provisions of the Plan document to the extent participants had any stock-based compensation wages during these periods. The Plan is in the process of filing a Voluntary Correction Program (“VCP”) submission to the IRS to request a retroactive amendment to these provisions of the Plan document for the years ended December 31, 2017, 2016, 2015, and 2014 which would amend how eligible wages are defined and bring operation of the Plan into full compliance. The outcome of the VCP filing is not known at this time.

Note 10 — Subsequent Events

The Plan was amended effective January 1, 2019 to update employer matching contributions made to participant accounts. Matching contributions subsequent to January 1, 2019 will be based on 100% of salary deferral contributions up to 1% of pay, plus 70% of salary deferral contributions from 2% to 6% of pay for the plan year. Employer QACA matching contributions are 100% vested. The Company determined employer QACA matching contributions will generally be made using shares of the Company’s common stock, which is publicly traded, and has disclosed this matching contribution policy in our filings with the Securities and Exchange Commission.

As discussed in Note 8, in January 2019, the Company noted an error in the allocation of its 2018 fourth quarter matching contribution. As a result of the error, the matching contribution for the period was underfunded by a total of $11,265 which was remitted to the Plan in February 2019 which resulted in an employer match receivable as of December 31, 2018.

On May 9, 2019, the Plan Sponsor entered into a definitive agreement whereby it would be acquired by and merged with Wirepath Home Systems, LLC. As a result of the corporate action, the Company will no longer have the ability to fund employer matching contributions in common stock and such contributions will be made in cash effective with the 2019 second quarter matching contributions. As of June 28, 2019 there were no additional plans in place that would impact the Plan.

CONTROL4 CORPORATION 401(k) PROFIT SHARING PLAN

EIN: 42-1583209

Plan #001

SCHEDULE H, LINE 4(a) — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Participant Contributions Transferred Late to Plan	Total that Constituted Non-exempt Prohibited Transactions			Total Fully Corrected Under Voluntary
Check here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside the VFCP	Contributions Pending Correction in VFCP	Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
☐	$—	$—	$317	$317
☐	$—	$—	$240	$240

CONTROL4 CORPORATION 401(k) PROFIT SHARING PLAN

EIN: 42-1583209

Plan #001

SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FOR THE YEAR ENDED DECEMBER 31, 2018

(a) Related Party	(b) Identity of issuer, borrower, lessor or similar party.	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value
	Collective investment trusts
*	Principal Global Investors Trust Co	Common/Collective Trust Prin LifeTime Hybr Inc CIT Z5	**	$2,639
*	Principal Global Investors Trust Co	Common/Collective Trust Prin LifeTime Hybr 2010 CIT Z5	**	6,738
*	Principal Global Investors Trust Co	Common/Collective Trust Prin LifeTime Hybr 2015 CIT Z5	**	36,587
*	Principal Global Investors Trust Co	Common/Collective Trust Prin LifeTime Hybr 2020 CIT Z5	**	806,179
*	Principal Global Investors Trust Co	Common/Collective Trust Prin LifeTime Hybr 2025 CIT Z5	**	864,042
*	Principal Global Investors Trust Co	Common/Collective Trust Prin LifeTime Hybr 2030 CIT Z5	**	1,657,603
*	Principal Global Investors Trust Co	Common/Collective Trust Prin LifeTime Hybr 2035 CIT Z5	**	2,547,088
*	Principal Global Investors Trust Co	Common/Collective Trust Prin LifeTime Hybr 2040 CIT Z5	**	1,666,727
*	Principal Global Investors Trust Co	Common/Collective Trust Prin LifeTime Hybr 2045 CIT Z5	**	1,542,058
*	Principal Global Investors Trust Co	Common/Collective Trust Prin LifeTime Hybr 2050 CIT Z5	**	814,991
*	Principal Global Investors Trust Co	Common/Collective Trust Prin LifeTime Hybr 2055 CIT Z5	**	316,790
*	Principal Global Investors Trust Co	Common/Collective Trust Prin LifeTime Hybr 2060 CIT Z5	**	91,526
*	Principal Global Investors Trust Co	Common/Collective Trust PRIN LIFETIME HYBR 2065 CIT Z5	**	7,242
				10,360,210

	Registered investment companies
	American Beacon Funds	Registered Investment Company American Beacon Int Eq Inst Fd	**	14,383
	The American Funds	Registered Investment Company American Funds NewWorld R5	**	190,878
	Alger	Registered Investment Company ALGER CAPITAL APP Z FUND	**	79,294

	Eagle Financial Services, Inc.	Registered Investment Company Carillon Eagle MidCaGwth R6 Fd	**	70,258
	Janus International Holding, LLC	Registered Investment Company JanusHenderson Triton N	**	306,114
	JP Morgan Funds	Registered Investment Company JP Morgan Grow & Inc I Fund	**	44,118
	JP Morgan Funds	Registered Investment Company JP Morgan Sm Cap Value R5 Fund	**	61,308
	MFS Investment Management	Registered Investment Company MFS Intl New Discovery R4 Fd	**	18,854
	Oppenheimer	Registered Investment Company Oppenheimer Intl Growth Y Fund	**	216,679
*	Principal Funds Inc	Registered Investment Company Prin Div Real Asset Inst Fund	**	2,979
*	Principal Funds Inc	Registered Investment Company Prin Equity Income Inst Fund	**	203,132
*	Principal Funds Inc	Registered Investment Company Prin Global RE Secs Inst Fund	**	14,530
*	Principal Funds Inc	Registered Investment Company Prin LgCap Growth I Inst Fund	**	622,772
*	Principal Funds Inc	Registered Investment Company Prin Real Estate Secs Inst Fd	**	36,363
	PGIM Investments	Registered Investment Company PGIM Total Ret Bond R6 Fd	**	42,887
	PIMCO Funds	Registered Investment Company PIMCO Inv Gd Credi Bd Instl Fd	**	142,626
	Schwab Funds	Registered Investment Company Schwab S&P 500 Index Fund	**	1,222,515
	Vanguard Group	Registered Investment Company Vanguard Mid Cap Index Adm Fd	**	327,299
	Vanguard Group	Registered Investment Company Vanguard RE Index Adm Fund	**	255,466
	Vanguard Group	Registered Investment Company Vanguard Sm Cap Index Adm Fund	**	315,345
	Vanguard Group	Registered Investment Company Vanguard Ttl Bd Mkt Idx Adm Fd	**	258,061
	Vanguard Group	Registered Investment Company Vgd Ttl Intl Stk Idx Adm Fd	**	138,779
	Wells Fargo	Registered Investment Company Wells Fargo Sp MC Val I Fund	**	87,704
				4,672,344

	Employer securities
*	Control4 Corporation	Control4 Corporation Stock	2,335,863	1,735,242
			2,335,863	1,735,242

	Guaranteed investment contract

*	Principal Life Insurance Company	Insurance Company General Prin Fixed Inc Guar Option	**	640,840
				640,840

	Notes receivable from participants
*	Participant Loans	Interest Rates Range From 5.25% To 7.50%		125,172
				125,172

	Match receivable from plan sponsor
*	Control4 Corporation	Control4 Corporation Stock	**	11,265
				11,265
				$17,545,073

*	Represents a party-in-interest
**	Cost information is not required for participant-directed investments

INDEX TO EXHIBITS

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONTROL4 CORPORATION 401(K) PROFIT SHARING PLAN
Date: June 28, 2019	By:	/s/ Mark Novakovich
Mark Novakovich
Member, Control
Control4 Corporation 401(k) Profit Sharing Plan